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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nasreen Mohammed
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	StubHub Holdings, Inc.
Response to Letter dated June 21, 2024
Amendment No. 9 to Draft Registration Statement on Form S-1
Confidentially Submitted June 6, 2024
CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated June 21, 2024 (the “Comment Letter”), regarding the Company’s Amendment No. 9 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on June 6, 2024 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 10 to the Draft Registration Statement (“Amendment No. 10”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 10 and all references to page numbers in such responses are to page numbers in Amendment No. 10.

June 24, 2024

Amendment No. 9 to Draft Registration Statement on Form S-1 Submitted June 6, 2024

Key StubHub Business Metrics, page iii

1.

We note your response to prior comment 6 and reissue the comment in-part. Please quantify or otherwise provide context for your statement that you are the “clear leader in the North American secondary ticketing market,” so that investors understand the extent to which you are ahead of your competitors and what makes you a “clear leader.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 3, 10, 12, 116, 125, 129 and 130 of Amendment No. 10.

“We are controlled by our Founder and Chief Executive Officer, Eric Baker . . . “, page 60

2.

Here or as a new risk factor, please highlight that that your shareholders Madrone and Bessemer may significantly influence the company and discuss the associated risks. In particular, acknowledge that you will require Madrone and Bessemer’s prior approval to appoint a successor to Mr. Baker in the event of his resignation, and that you will similarly require approval to amend or modify certain conversion rights of your Class B common stock, as you disclose on page 170.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Merchandise Sales and Gross Ticket Fees, page 92

3.

We note your response to prior comment 3. You state that Gross Ticket Fees represents Gross Merchandise Sales less the amount you remit to sellers and that it is a key metric used by management. Please tell us how you concluded that Gross Ticket Fees represents a metric, rather than a non-GAAP measure. Please also provide us with the same analysis for Gross Merchandise Sales. Refer to Item 10(e)(2) of Regulation S-K for the definition of a non-GAAP measure.

Response: The Company advises the Staff that it has determined to present Gross Merchandise Sales (“GMS”) and has removed its presentation of Gross Ticket Fees in Amendment No. 10. The Company believes that this measure is an operating metric rather than a non-GAAP financial measure. In arriving at this conclusion, the Company has reviewed and considered Item 10(e)(2) of Regulation S-K, which provides that, “[a] non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) [e]xcludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer ; or (ii) [i]ncludes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.” Further, Item 10(e)(4) of Regulation S-K states that non-GAAP financial measures exclude (i) operating and other statistical measures; and (ii) ratios or statistical measures calculated using exclusively one or both of: (A) financial measures calculated in accordance with GAAP; and (B) operating measures or other measures that are not non-GAAP financial measures.

June 24, 2024

GMS represents the total dollar value paid by buyers for ticket transactions and fulfillment. GMS and similar metrics (such as gross transaction value, gross ticket sales, gross booking value and gross order value, among others) are industry metrics regularly used by management of and reported by companies that operate marketplace businesses where buyers and sellers transact to demonstrate the growth and scale of the business by measuring the total volume of transactions that take place through the marketplace. GMS is tracked through the Company’s operating system and is not calculated by using revenue as an input or reference, or by making adjustments to revenue. As such, the Company respectfully submits that GMS is an operating metric that is not within the scope of Item 10(e) of Regulation S-K, pursuant to which operating measures are not non-GAAP financial measures.

In disclosing GMS, the Company also considered Commission Release No. 33-10751/34-88094, which states that “companies should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the individual company.” As stated on pages iii, 22, and 92 of Amendment No. 10, the Company believes that GMS is useful to management and investors as it serves as an important indicator of the Company’s ability to attract and satisfy buyers and sellers, the overall health of the marketplace and the scale and growth of the business. Moreover, GMS and similar metrics are frequently used by management, investors and other interested parties to evaluate the volume of transactions on and overall scale of marketplace businesses.

4.

To help us better understand your Gross Ticket Fees and its relationship to Gross Merchandise Sales and Net Revenue, please provide us with a detailed example of typical transaction from beginning to end. In the example, please be sure to include detail depicting the purchase price paid by a buyer for a ticket, transaction and other fees charged to both the buyer and seller, taxes, shipping costs, estimated cancellations, promotions and incentives as well as any other facts necessary for a full understanding.

Response: The Company has removed its presentation of Gross Ticket Fees from Amendment No. 10.

Adjusted EBITDA, page 94

5.	We note your response to prior comment 4. Please help us better understand the adjustment related to potential indirect tax contingencies and related costs by addressing the following:

•

Footnote five to the non-GAAP reconciliation states that during the three months ended March 31, 2024 and 2023, you incurred $14.8 million and $6.8 million of expenses, respectively, associated with potential indirect tax contingencies for withholding obligations and $4.1 million and zero of professional service costs, respectively. Please tell us if the adjustments are comprised solely of the tax contingency or if other amounts are also included in the adjustment. In addition, we note that you refer to $4.1 million of related professional service costs. It is not clear if these costs are also excluded from Adjusted EBITDA for any of the periods presented. Please explain.

•

You state that contingent exposures for tax withholding obligations are not expected to be part of the company’s recurring results of operations and business performance upon resolution with the respective tax authorities. As a result, you do not expect to adjust for these contingent exposures and related costs beyond such time as these matters are resolved with relevant tax authorities. However, you also state that the ultimate amount, timing and payment of estimated liabilities for these tax matters is unknown. For that reason, along with the amount of complexity and uncertainty of these matters, it is not clear how you are able to conclude that these costs are nonrecurring. Please explain in more detail.

June 24, 2024

Response:  The Company has revised the disclosure on page 95 of Amendment No. 10 to clarify that the amounts included in footnote five to the non-GAAP reconciliation include (1) accrued indirect tax contingencies for withholding obligations, including interest and penalties, and (2) professional fees incurred directly in connection with the recent review of its tax positions globally as described in Note 2, “Restatement of Previously Issued Financial Statements” to our audited consolidated financial statements. The Company respectfully advises the Staff that these tax contingencies and professional fees have been incurred solely in connection with such recent review of its tax positions globally.

In connection with the Company’s restatement of its previously issued financial statements, the Company has accrued for the potential withholding obligation where it has been determined that an exposure is probable. The historical indirect tax contingencies that have been accrued and excluded from Adjusted EBITDA represent costs that the Company had not previously accounted for in its operations and, therefore, represent historical costs that can no longer be passed through to consumers for such matters. While these costs were recently identified in connection with the Company’s review of its tax positions globally, in accordance with GAAP, they are reflected in all prior periods in the registration statement as a result of the Company’s analysis in connection with the restatement of its previously issued financial statements. These taxes are not intended to be a cost to the Company going forward, but rather are to be borne by the customer in the relevant jurisdictions. The Company believes it is appropriate to exclude these costs from its Adjusted EBITDA calculation because these costs are not indicative of the Company’s normal, recurring operations. The Company is actively in the process of changing its indirect tax strategy and positions in the related jurisdictions impacted by these potential indirect tax exposures and has already progressed settlements and/or changes to its operations in certain jurisdictions. The Company does not expect to incur these costs or related professional fees once these matters are resolved, and the Company does not anticipate adjusting for any such matters in its calculation of Adjusted EBITDA beyond the end of 2025.

June 24, 2024

While the Company has determined that it is probable that it has such potential obligations, and therefore has taken such reserves, these indirect tax matters are inherently subjective due to the complexity and uncertainty of these matters and the administrative, regulatory or judicial processes in the respective jurisdictions. The timing and ultimate payment, if any, for such taxes for which the Company may be ultimately found to be liable on a historical basis are subject to uncertainty and are not driven by the Company’s core current-period operating results and can, therefore, render comparisons with prior periods and competitors less meaningful. Furthermore, where the Company has favorably resolved such matters, the Company does not believe it would be appropriate in its calculation of Adjusted EBITDA to reflect the favorable benefit of such resolution as a recurring benefit of its operating performance. For example, amounts reflected for indirect tax liabilities for the first quarter of 2024 reflect accrued contingent obligations net of the release of certain tax exposures that have been favorably resolved in that period. The Company respectfully submits that certain other marketplace companies, including DoorDash, Inc., Airbnb, Inc., Expedia Group, Inc. and Maplebear Inc., adjust their non-GAAP profitability metrics for similar matters, and the Company believes it is beneficial to investors to provide comparability with other industry participants. Moreover, the Company’s consistent application of adjusting for these reserves for both unfavorable and favorable impacts helps investors understand underlying trends in profitability when reviewing period-over-period recurring operating results.

Critical Accounting Policies and Estimates

Benefit (Provision) for Income Taxes, page 112

6.

As detailed in your response to prior comment 7, please provide more robust disclosure of your assessment of the positive and negative evidence considered and the changes in assumptions that resulted in the release of the full valuation allowance in the year ended December 31, 2023. Refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 113 of Amendment No. 10.

* * *

June 24, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.
Mark Streams, StubHub Holdings, Inc.
Connie James, StubHub Holdings, Inc.
Tad J. Freese, Latham & Watkins LLP
Alison A. Haggerty, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP